

December 20, 2013

Via E-mail
Ms. Bonnie C. Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

      Re: **Neenah Paper, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed March 7, 2013
              File No. 1-32240

Dear Ms. Lind:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 24

1.   We note that you attribute some portion of fluctuations in sales to changes in volumes of products sold. However, we do not see quantification of the volumes underlying your sales for either the technical or fine paper products; nor do we see disclosure of the extent to which manufacturing capacity has been utilized. We believe that more comprehensive disclosure may be necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization.

One of the principal objectives of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties and their relative importance, and information about the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in the course of identifying material events, trends, demands, commitments and uncertainties. For example, in addition to tabulating volumes for each period, it would be helpful to explain how you measured and aggregated volumes for the various products within your two segments and to address the relationship between input and output measures and the individual and combined operating capacities of your facilities. Please submit the revisions that you propose to address these aspects of operations.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief